EXHIBIT 99

Transforming Immuno - Oncology Using Next - Generation Immune Cell Engagers Corporate Presentation January 2017

Forward - looking statements / safe harbor This presentation and the accompanying oral commentary contain “forward - looking” statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this presentation and the accompanying oral commentary, including statements regarding our future financial condition, business strategy and plans and objectives of management for future operations, are forward - looking statements. In some cases, you can identify forward - looking statements by terminology such as “believe,” “will,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “might,” “approximately,” “expect,” “predict,” “could,” “potentially” or the negative of these terms or other similar expressions. Forward - looking statements appear in a number of places throughout this presentation and the accompanying oral commentary and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates our intellectual property position, our collaboration activities, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the Securities and Exchange Commission. Forward - looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward - looking statements. Forward - looking statements represent our management’s beliefs and assumptions only as of the date of this presentation. Except as required by law, we assume no obligation to update these forward - looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward - looking statements, even if new information becomes available in the future. 2

Affimed is broadening its leadership in NK - and T - cell engagement 3 Financing Strategy • Finance novel NK - cell activities to expand leadership in the NK - cell space • Extend runway through 2018 Value Proposition • Clinical and preclinical pipeline based on proprietary bi - and trispecific antibodies • Potent molecules eliminating tumor cells by recruiting NK - cells or T - cells • AFM13, most advanced NK - cell engager in clinical development, with solid Phase 1 data • Strong preclinical rationale for combination of NK - cell engager with anti - PD - 1 antibodies • Partnerships with industry, academic, and advocacy groups (incl. Merck, MDACC, LLS) • € 49.1 million in cash (September 30, 2016) Opportunities Expand NK - cell engagement leadership • Develop AFM13 (CD30/CD16a) in combination with Keytruda and as monotherapy in r/r HL • Advance preclinical programs AFM24 and AFM26 targeting EGFR and BCMA • Combine NK - cell engagers with adoptive NK - cell therapy (MDACC) or cytokines (e.g. IL - 15) Focus on DLBCL, MCL and AML in T - cell engagement • Generate PoC for T - cell - engaging TandAbs with AFM11 (CD19/CD3) • Amphivena plans to initiate Phase 1 for AMV564 (CD33/CD3) Expand technology platforms (AAF, targeting of MHC - peptide complexes)

4 Recent achievements • Progress in Phase 1b combination of lead candidate AFM13 with Merck’s anti - PD - 1 antibody KEYTRUDA® in r/r Hodgkin lymphoma • Safety determined in 1 st cohort; efficacy within expectations • 2 nd dose cohort fully recruited • Collaboration initiated with leading NK - cell experts at MD Anderson Cancer Center to preclinically and clinically investigate AFM13 in combination with adoptive NK - cell transfer • Important preclinical data presented at ASH 2016 on AFM13 - mediated NK - cell expansion alone and in synergy with cytokines IL - 2 or IL - 15 • IND - enabling tox icology studies ongoing for AFM24, an EGFR/CD16A TandAb which is well differentiated from cetuximab, in solid tumors • BCMA - targeting TandAb AFM26 in preclinical development to treat multiple myeloma, introducing a novel MoA to overcome IgG competition • Alternative antibody formats (AAF) in development for further enhanced NK - or T - cell engagement

Current pipeline and programs

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	Compound	Disease Target	Immune Cell Target	Indication	Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Collaborations & Partners
NK-cell engagers	AFM13	CD30	CD16A	Hodgkin Lymphoma Combination with PD-1						Merck & Co
				Hodgkin Lymphoma						GHSG, LLS
				Hodgkin Lymphoma Combination with active NK-cells						MDACC
				CD30+ Lymphoma incl. TCL						
	AFM24	EGFRwt	CD16A	Solid Tumors incl. Lung, Head & Neck, and Colon Cancer						
	AFM26	BCMA	CD16A	Multiple Myeloma						
	Trispecific Abs	BCMA/CD200 BCMA/XX	CD16A	Multiple Myeloma						
T-cell engagers	AFM11	CD19	CD3	Non-Hodgkin Lymphoma						
				Acute Lymphocytic Leukemia						
	AMV564	CD33	CD3	Acute Myeloid Leukemia						Amphivena*
	N.N.	MHC-peptide complexes	CD3	Undisclosed						

Completed | Ongoing/in preparation | Partnered program

* Affimed with >20% equity ownership

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Leader in engaging innate and adaptive immune systems through NK - cells and macrophages • Achieving more potent and deeper responses • CD16A is the most potent known “on/off” switch on innate immune cells • Enhancing crosstalk with adaptive immune cells • Synergy with checkpoint modulators, such as PD - 1 • Further combination opportunities to enhance efficacy, such as with cytokines • Safety profile differentiated from T - cell engagement: Lower toxicity • Potentially better treatment choice for elderly patients in hem/ onc (e.g. MM or AML) • Could position NK - cell engagement as leading platform in solid tumor indications • Strongly differentiated from regular IgG or Fc - enhanced IgG antibodies • High affinity binding to CD16A (>1000 fold improvement vs. IgG) • Addressing efficacy issues of IgG (competition with circulating IgG, polymorphism ) 6

AFM13 : A first - in - class CD16A - targeting NK - cell engager • Most advanced NK - cell engager in clinical development • More potent than IgG - based CD30 antibodies • Clinical/PD activity in heavily pretreated HL patients • Tumor shrinkage in 8/13 (62%) and PRs in 3/13 (23%) patients treated with just 4 weekly doses of at least 1.5 mg/kg • Favorable safety profile, offering opportunities for combination with wide range of other drugs • Highest synergy measured for combination with PD - 1, likely due to induced crosstalk between innate/adaptive immunity eliciting an integrated immune response (PDX model) 7 Tumor cell TandAb NK - cell CD16A CD30 % C h a n g e i n T u m o r V o l u m e R e l a t i v e t o B a s e l i n e 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 -100 -80 -60 -40 -20 0 100 200 300 400 500 600 700 800 IgG AFM13 anti-PD-1 AFM13 + anti-PD-1 control AFM13 PD - 1 Combo

AFM13: Development update • Phase 1b in r/r HL in combination with Merck’s KEYTRUDA ® ( pembrolizumab ) • 2 nd dose cohort fully recruited; 1st cohort determined safe with efficacy within expectations • Update to be provided during next earnings call • Phase 2a IST in r/r HL led by the German Hodgkin Study Group (GHSG ) • Study design amended with new inclusion criteria (B.V. and anti - PD - 1 r/r HL) • Signed agreement with MD Anderson to preclinically and clinically investigate AFM13 in combination with adoptive NK - cell transfer • In preclinical studies, addition of IL - 2 or IL - 15 had a synergistic effect on AFM13 - mediated NK - cell expansion, which is induced by an upregulation of the respective interleukin receptors on NK - cells • Further expansion of clinical activities for AFM13 currently evaluated for CD30 - positive indications such as TCL or ALCL 8

AFM24: Affimed’s first - in - class NK - cell engager targeting solid tumors • There is a critical unmet need in EGFR - positive tumors such as lung, H&N, colon cancers, etc. • Tissues (e.g. lung) have prevalent tissue - resident NK - cells • AFM24 , an EGFR/CD16A TandAb, is differentiated from cetuximab • More potent cytotoxic activity in vitro and in vivo • Tumor cell killing including cells expressing the proto - oncogene ras • Virtually no competition of NK - cell binding by circulating IgG • AAF candidate identified (AFM24+) • PD - 1 / PD - L1 antibodies were recently approved in a variety of cancers including cancers with high EGFR expression (e.g. NSCLC or SCCHN) • Rationale for combination of AFM24 with PD - 1/PD - L1 antibodies in NSCLC or SCCHN • Development update: IND - enabling toxicology studies ongoing, update planned for H1/2017 9 9

AFM26: Affimed’s novel candidate for multiple myeloma targeting BCMA • Therapeutic rationale • Current treatments fail to achieve MRD negativity in majority of multiple myeloma (MM) patients ; most patients eventually relapse • MM is characterized by high M - protein serum levels (up to 170mg/mL) • Competition by serum IgG is known to strongly impair ADCC activity of mAbs • AFM26: BCMA - targeting TandAb introducing a novel MoA • NK - cell binding of candidates largely unaffected by circulating IgG, indicating potential for NK - cell activation in the presence of M - protein • High affinity to target and NK - cells • Prolonged cell retention time • High in vitro affinity & activity towards BCMA - expressing myeloma cell lines 10

T - cell engagement: Every indication/target currently presents a different challenge • NHL and ALL • Several CD19 - approaches (including CAR - Ts and BiTEs ) have shown high efficacy • All have similar side effects with different degrees of severity (CAR - T >> BiTE ) • CD19 - Fc - DART/ ibrutinib combination with suspended enrollment • CD20/CD3 - IgG data with moderate efficacy and highly variable inter - patient PK • AML • No solid ORR data yet reported for CD33 - or CD123 - T - cell targeting CD3 bispecifics • Program based on full - length bispecific antibody currently with suspended enrollment • MM • BCMA CAR - T from BLUE with signs of efficacy and reasonable safety, other CAR - T approaches with CNS side effects • No data yet available for BCMA - or CD38 - targeting bispecific antibodies 11

T - cell engagement: TandAb differentiation from other therapies • AFM11, a CD19/CD3 TandAb • Significant opportunity for AFM11, as other drugs have limitations (e.g. CIV administration or low efficacy); AFM11 has shown a 50 - fold higher potency compared to a CD19/CD3 BiTE at low T - cell numbers • High unmet need remains in DLBCL and MCL despite recent CAR - T data • Phase 1 dose escalation of AFM11 in ALL and NHL patients ongoing • Next progress update in H1/2017 • AMV564, a CD33/CD3 TandAb • High unmet need in AML, with very low 5 - year DFS of 15% (>60 yrs ) to 40% (<60 yrs ) • Competitive programs at early stage, however, AMV564 is well differentiated (potent and selective cytotoxic activity and robust tumor growth inhibition) • IND approval in July 2016, Amphivena plans to initiate a Phase 1 study • Undisclosed programs in MM and against MHC - peptide complexes 12

AFMD is developing TandAbs and alternative antibody formats (AAF) for NK- or T-cell engagement

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- AAF are based on tetravalent and bispecific structures aimed at tailoring dosing regimes (both NK-cell and T-cell platform)
- These formats will be developed for AFM24 (=AFM24+) and AFM26 (=AFM26+)

	TandAb	AAF
Potency	Low pM	Low pM
Affinity	pM	pM
Stability	High at 37°C	High at 37°C
Expression/Yield	High	Very high
Safety	Excellent	(Excellent)*
Serum PK	1-2 days	(~1 week)**

* based on *in vitro* data

** based on comparator data

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Q3 2016 Cash Flow statement • Cash reach is projected into Q1/2018 14 In thousands of € For the nine months ended September 30, 2016 Cash and Cash equivalents beginning of period 76,740 FX - related changes to Cash and Cash equivalents (655) Net cash used in operating activities (25.546) Cash used in investing activities (13,767) Cash and Cash equivalents end of period 35,693 Financial assets * end of period 13,440 Cash and cash equivalents and financial assets* end of period 49,133 * short - term deposits

15 Path forward Maximize value from pipeline and technologies • Expand NK - cell engagement leadership • Develop AFM13 (CD30/CD16a) in combination with Keytruda and as monotherapy in r/r HL • Advance AFM24 (EGFRwt/CD16A) in solid tumors (incl. lung, head and neck, and colon cancer) and AFM26 (BCMA/CD16A) in multiple myeloma • Combine NK - cell engagers with adoptive NK - cell therapy (MDACC) or cytokines (e.g. IL - 15) • Focus on DLBCL, MCL and AML in T - cell engagement • Generate PoC for T - cell - engaging TandAbs with AFM11 (CD19/CD3) • Amphivena plans to initiate Phase 1 for AMV564 (CD33/CD3) • Expand platforms (AAF, targeting of MHC - peptide complexes) • Use pipeline and technologies to create value through both next - generation products and partnership opportunities